EXHIBIT 99.6

OPHTHALMIC IMAGING SYSTEMS

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

INDEX

Ophthalmic Imaging Systems

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2011	2010
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,857,132	$3,905,910
Accounts receivable, net	4,323,544	4,088,269
Inventories, net	1,612,662	1,757,873
Prepaid expenses and other current assets	462,888	357,380

Total current assets	8,256,226	10,109,432

Furniture and equipment, net	423,528	470,717
Capitalized imaging software, net	84,121	168,239
Capitalized software development, net	191,802	383,607
AcerMed asset purchase, net	95,017	190,029
Goodwill	807,000	807,000
Customer relationship intangible assets, net	377,112	411,863
Other intangible assets, net	49,556	66,075
Other assets	32,739	12,524

Total assets	$10,317,101	$12,619,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$975,422	$1,256,515
Accrued liabilities	1,451,043	1,709,616
Derivative liability financial instruments	1,489,483	1,698,416
Deferred extended warranty revenue-current portion	1,963,162	1,722,235
Customer deposits	291,126	312,731
Notes payable-current portion	2,454,443	1,518,099

Total current liabilities	8,624,679	8,217,612

Deferred extended warranty revenue, less current portion	319,164	251,785
Notes payable, less current portion	1,625,686	1,301,523

Total liabilities	10,569,529	9,770,920

Commitments and contingencies
Equity
Ophthalmic Imaging Systems’ stockholders’ equity:
Preferred stock, 20,000,000 shares authorized; 0 shares issued and outstanding at June 30, 2011 and December 31, 2010 Common stock, no par value, 100,000,000 shares authorized; 30,304,151 shares issued and outstanding at June 30, 2011 and December 31, 2010	21,737,041	21,708,743
Additional paid-in-capital	139,095	65,544
Accumulated deficit	(22,456,824)	(19,284,427)
Cumulative translation adjustment	(50,288)	(58,368)

Total Ophthalmic Imaging Systems’ stockholders’ equity	630,976	2,431,492

Noncontrolling interest	378,548	417,074

Total equity	(252,428)	2,848,566

Total liabilities and stockholders’ equity	$10,317,101	$12,619,486

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Ophthalmic Imaging Systems

Condensed Consolidated Statements of Operations

	Three Months Ended June 30,			Six Months Ended June 30,
	2011		2010	2011		2010
	(Unaudited)

Sales — products		$3,234,938	$3,750,391		$5,501,162		$6,869,516
Cost of sales — products		1,399,471	1,221,225		2,610,259		2,357,134
Cost of sales — amortization		185,468	185,468		370,936		370,936

Gross profit — products		1,649,999	2,343,698		2,519,966		4,141,446
Sales — service		1,175,609	1,009,737		2,373,325		2,023,927
Cost of sales — service		653,010	507,255		1,328,598		1,052,631

Gross profit — service		522,599	502,482		1,044,727		971,296
Total net sales		4,410,547	4,760,128		7,874,487		8,893,443
Cost of sales		2,237,949	1,913,948		4,309,794		3,780,701

Gross profit		2,172,598	2,846,180		3,564,693		5,112,742
Operating expenses:
Sales and marketing		1,833,349	1,776,435		3,550,170		3,321,029
General and administrative		864,072	585,023		1,482,961		1,101,902
Research and development		926,618	862,499		1,776,024		1,706,697
Total operating expenses		3,624,038	3,223,957		6,809,155		6,129,628

Loss from operations		(1,451,441)	(377,777)		(3,244,462)		(1,016,886)
Other income (expense)
Change in fair value of derivative financial liabilities		(120,301)	88,239		208,933		(680,366)
Interest expense		(62,846)	36,608		(107,948)		58,035
Effective interest expense		(9,336)	502,544		(26,897)		411,104
Other expenses		(14,948)	(54,353)		(36,721)		(106,074)
Interest income		6,345	3,732		15,480		14,090

Total other (expense) income, net		(201,086)	576,770		52,847		(303,211)

Net (loss) income before taxes		(1,652,527)	198,993		(3,191,615)		(1,320,097)
Income taxes		(6,445)	(21,409)		(19,307)		(8,533)

Net (loss) income		(1,658,972)	177,584		(3,210,922)		(1,328,630)

Less: noncontrolling interest’s share		(28,879)	2,351		(38,526)		13,575

Net (loss) income attributable to Ophthalmic Imaging Systems		$(1,630,093)	$179,935		$(3,172,396)		$(1,315,055)

Shares used in the calculation of basic earnings per share		30,304,151	28,097,181		30,304,151		27,307,900
Basic earnings per share		$(0.05)	$0.01		$(0.11)		$(0.05)
Shares used in the calculation of diluted earnings per share		N/A	30,062,640		N/A		N/A
Diluted earnings per share	$	N/A	$0.01	$	N/A	$	N/A

(1)	The amount of anti-dilutive shares for the three months ended June 30, 2011 were 1,183,665. The amount of anti-dilutive shares for the six months ended June 30, 2011 and 2010 were 1,173,881 and 1,815,585, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Ophthalmic Imaging Systems

Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Net (loss) income attributable to Ophthalmic Imaging Systems	$(1,630,093)	$179,935	$(3,172,396)	$(1,315,055)
Other comprehensive loss Foreign currency translation	(18,986)	(78,868)	8,080	(98,657)

Comprehensive net (loss) income	$(1,649,079)	$101,067	$(3,164,316)	$(1,413,712)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Ophthalmic Imaging Systems

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2011	2010
	(Unaudited)

Operating activities:
Net loss	$(3,210,923)	$(1,328,630)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	114,150	147,555
Loss on disposal of equipment	—	1,541
Stock based compensation expense	28,298	19,127
Warranty Expense	60,034	111,800
Change in fair value of derivative liability financial instruments	(208,933)	88,239
Amortization of AcerMed software license	95,012	95,012
Amortization of imaging software	84,118	84,118
Amortization of R&D	191,804	191,807
Amortization of prepaid financing related to note payable	—	22,195
Discount related to note payable	26,897	35,153
Amortization of customer relationship intangibles	60,651	32,405
Net increase in accounts receivable — customer	(510,077)	(506,476)
Provision for bad debt	275,706	16,764
Net decrease (increase) in inventories	143,617	(374,336)
Net increase in prepaid and other assets	(105,508)	(252,539)
Net (increase) decrease in other assets	(29,689)	19,766
Net decrease in accounts payable — related parties	—	(41,847)
Net (decrease) increase in other liabilities other than short-term borrowings	(314,172)	493,940

Net cash used in operating activities	(3,299,015)	(1,144,406)

Investing activities:
Purchase of furniture and equipment	(67,313)	(124,151)

Financing activities:
Principal payments on notes and leases payable	(446,220)	12,820
Notes payable — Abraxas shareholders	3,497	109,759
Payments for financing fees	—	(10,960)
Proceeds from equity investment		1,999,967
Proceeds from notes payable	1,000,000
Proceeds from refinance	750,000	—

Net cash provided by financing activities	1,307,277	2,111,586

Effect of exchange rate changes on cash and cash equivalents	10,272	(76,144)
Net decrease in cash and equivalents	(2,048,778)	766,885
Cash and equivalents, beginning of the period	3,905,910	5,406,239

Cash and equivalents, end of the period	$1,857,132	$6,173,124

Non-cash financing for the six months ended June 30, 2010:
— $250,000 of our convertible notes payable was converted into shares of our common stock.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements
Three and Six Month Periods ended June 30, 2011 and 2010
(Unaudited)

Note 1.	Critical Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated balance sheet as of June 30, 2011, condensed consolidated statements of operations for the three and six months ended June 30, 2011 and 2010, and the consolidated comprehensive loss and consolidated cash flows for the three and six months ended June 30, 2011 and 2010 have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8-03 of Regulation S-X. Accordingly, they do not include all of the information and footnote disclosures required by GAAP for complete financial statements. It is suggested that these condensed financial statements be read in conjunction with the audited financial statements and notes thereto included in the Annual Report of Ophthalmic Imaging Systems’ (the “Company”) for the year ended December 31, 2010 on Form 10-K. In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the periods presented. The results of operations for the period ended June 30, 2011 are not necessarily indicative of the operating results expected for the full year. Certain reclassifications have been made to prior period amounts to conform to classifications adopted in the current period.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with applicable accounting rules and regulations including FASB Accounting Standards Codification Topic 985, Software, Topic 605, Revenue and Subtopic 25, Multiple-Element Arrangements. The significant deliverables in the multiple-element arrangements that the company engages in represent hardware and software product sales, installation and training services, and support services. These deliverables qualify for separate units of accounting. Under accounting for revenue with multiple element arrangements, the multiple components of the Company’s revenue are considered separate units of accounting in that revenue recognition occurs at different points of time for (1) product shipment, (2) installation and training services, and (3) service contracts based on performance or over the contract term as we incur expenses related to the contract revenue.

Revenue for products is recognized when title passes to the customer, which is upon shipment, provided there are no conditions to acceptance, including specific acceptance rights. If the Company make an arrangement that includes specific acceptance rights, revenue is recognized when the specific acceptance rights are met. Upon review, the Company concluded that consideration received from customer agreements is reliably measurable because the amount of the consideration is fixed and no specific refund rights are included in the arrangement. The Company defers 100% of the revenue from sales shipped during the period that we believe may be uncollectible. When contract terms include multiple elements that are considered separate units of accounting, the consideration is allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price. The best estimate of selling price is determined in a manner that is consistent with that used to determine the price to sell the deliverable on a stand alone basis. Separation of consideration received in such arrangements is determined based on a selling price hierarchy for determining the selling price of a deliverable, which is based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price. The Company determines the selling price for deliverables based on vendor-specific objective evidence of selling price determined based on the price charged for each deliverable sold separately.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

Installation revenue is recognized when the installation is complete. Separate amounts are charged and assigned in the customer quote, sales order and invoice, for installation and training services. These amounts are determined based on fair value, which is calculated in accordance with industry and competitor pricing of similar services and adjustments according to market acceptance. There is no price reduction in the product price if the customer chooses not to have us complete the installation.

Extended product service contracts are offered to our customers and are generally entered into prior to the expiration of our one year product warranty. The revenue generated from these transactions is recognized over the contract period, normally one to four years.

The Company does not have a general policy for cancellation, termination, or refunds associated with the sale of our products and services. All items are on one quote/purchase order with payment terms specified for the whole order. Occasionally, the Company have customers who require specific acceptance tests and, accordingly, The Company does not recognize such revenue until these specific tests are met.

Tax Provision

Deferred taxes are calculated using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company calculates its tax provision quarterly and determines the amount of our deferred tax asset that will more-likely-than-not be used in the future. In making this determination, the Company assesses the amount of our unlimited and capped net operating losses amounts the Company will more likely than not be able to use, as well as the deferred tax asset amount related to the temporary differences of the Company’s balance sheet accounts.

FASB Accounting Standards Codification Topic No. 740, Taxes, provides the accounting for uncertainty in income taxes recognized in a company’s financial statements. Topic 740 also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We apply Topic 740 to all of our tax positions.

The Company does not currently allocate taxes between the Company and its subsidiary, Abraxas, due to the immaterial impact of Abraxas on our tax provision.

Goodwill and Other Intangible Assets

The Company tests goodwill and other intangible assets for impairment on an annual basis and between annual tests if current events or circumstances require an interim impairment assessment. Goodwill is allocated to various reporting units, which are generally an operating segment or one reporting level below the operating segment. The Company compares the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. The Company compares the fair values of other intangible assets to their carrying amounts. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of goodwill and other intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The Company has not recorded an impairment loss related to goodwill or other intangible assets during the three and six months ended June 30, 2011 and 2010, respectively.

Software Capitalization

In 2008, the Company capitalized our EMR and PM software that we acquired from AcerMed through the bankruptcy court. This software was purchased with the intention that it would be sold, leased or marketed, upon modification by the Company’s research and development team, to our customers. The amount that the Company capitalized for this software was $570,077. During the first three months of 2009, the Company began to sell this software and amortize this asset using the straight line method of amortization over the economic life of the asset, which we concluded to be three years. Our EMR and PM software was amortized during the three and six months ended June 30, 2011 in the amount of $47,506 and $95,012, respectively. The carrying value of this asset at June 30, 2011 and December 31, 2010 was $95,017 and $190,029, respectively.

The Company also capitalized the development costs incurred to prepare this software for sale. Development costs were capitalized once technological feasibility was established. The Company believes that the software was technologically feasible when it began to capitalize the costs because it had worked with a model/prototype that had been in the market before our acquisition. The amount of development that was capitalized in connection with this software is $1,150,831. During the first three months of 2009, the Company began to sell this software, and amortize this asset using the straight line method of amortization over the economic life of the asset, which we concluded to be three years. The amount of this asset that was amortized during the three and six months ended June 30, 2011 was $95,903 and $191,806, respectively. The carrying value of this asset at June 30, 2011 and December 31, 2010 was $191,801 and $383,607, respectively.

In 2008, the Company also capitalized $504,711 of costs associated with the development of a web-based software once technological feasibility was established. During the first three months of 2009, the Company began to sell this software and amortize this asset using the straight line method of amortization over the economic life of the asset, which we concluded to be three years. The amount of this asset that was amortized during the three and six months ended June 30, 2011 was $42,059 and $84,118, respectively. The carrying value of this asset at June 30, 2011 and December 31, 2010 was $84,121 and $168,239, respectively.

Warranty Reserve

The Company’s warranty reserve contains two components, a general product reserve recorded on a per product basis and a specific reserve. The product reserve is calculated based on a fixed dollar amount per product shipped each quarter. Specific reserves usually arise from the introduction of new products. When a new product is introduced, the Company reserve for specific problems arising from potential issues, if any. As issues are resolved, we reduce the specific reserve. These types of issues can cause our warranty reserve to fluctuate outside of sales fluctuations.

The Company estimates the cost of the various warranty services by taking into account the estimated cost of servicing routine warranty claims in the first year, including parts, labor and travel costs for service technicians. The Company analyzes the gross profit margin of our service department, the price of our extended warranty contracts, factor in the hardware costs of the various systems, and use a percentage to calculate the cost per system to use for the first year manufacturer’s warranty.

During the six months ended June 30, 2011 and 2010 the general warranty reserve increased from $172,725 to $197,334 and from $90,000 to $162,600 due to the increase in product shipments versus the amount of replacements, repairs or upgrades performed.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

Convertible Notes and Warrants

The Company issued convertible notes (the “Notes”) which are convertible into shares of our common stock and warrants (the “Warrants”) to purchase shares of our common stock. The anti-dilution provisions present in the conversion option of the Notes and Warrants trigger if we issue or sell any equity securities or securities convertible into equity, options or rights to purchase equity securities at a per share selling price less than the exercise price. Once triggered, the exercise price will be adjusted pursuant to a weighted-average formula. The fair value of the conversion option of the Note has been recorded in the balance sheet as a derivative financial liability. The fair value of the conversion option of the Note is determined based on a lattice valuation model and the changes in the fair value of the conversion option is reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the total value of the conversion option was $28,863 and $70,400, respectively. The fair value of the Warrants has also been recorded in the balance sheet as derivative financial liabilities. The fair value of the Warrants is determined based on a lattice valuation model and the changes in the fair value are reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the total value of the Warrants was $1,460,620 and $1,628,016, respectively.

Derivative Liability Financial Instruments

Derivative liability financial instruments are comprised of warrants to purchase shares of our common stock and embedded conversion options issued in connection with a convertible note. Anti-dilution provisions present in these instruments adjust the exercise price of the warrants and conversion price of the convertible debt if the Company sells any equity securities or securities convertible into equity, options or rights to purchase equity securities, at a per share selling price less than the exercise price pursuant to a weighted-average formula. The Company records all derivative liability financial instruments in the balance sheet within the Derivative Liability Financial Instruments statement caption at fair value. Changes in the fair values of these instruments are reported in the results of operations for the period. The Company does not hold any derivative liability financial instruments that reduce risk associated with hedging exposure and, accordingly, the Company has not designated any of its derivatives liability financial instruments as hedge instruments.

Principles of Consolidation

The consolidated financial statements include the accounts of OIS, Abraxas, the 63% investment in CCS, OIS’ branch in Europe, and OIS Global. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign currencies

The consolidated financial statements are presented in the reporting currency of Ophthalmic Imaging Systems, U.S. Dollars (“USD”). The functional currency for the Company’s OIS Europe branch and its 63% investment in CCS, is the European Union Euro (€). Accordingly, the balance sheet of OIS Europe and CCS is translated into USD using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average exchange rates in effect during the period. Translation differences are recorded directly in shareholders’ equity as “cumulative translation adjustment.” Gains or losses on transactions denominated in a currency other than the subsidiaries’ functional currency which arise as a result of changes in foreign exchange rates are recorded in the statement of operations. The statement of cash flows reflects the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flow.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

Recently Issued Accounting Guidance

Adopted

On January 1, 2011, the Company adopted changes issued by the Financial Accounting Standards Board (FASB) to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. The adoption of this update did not result in a change in the units of accounting, the way the Company allocates the arrangement consideration to various units of accounting or the pattern and timing of revenue recognition. The adoption of this Update did not have a material effect on the Consolidated Financial Statements.

On January 1, 2011, the Company adopted changes issued by the FASB to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes were applied to the disclosures in Note 7 to the Consolidated Financial Statements.

On January 1, 2011, the Company adopted changes issued by the FASB to the testing of goodwill for impairment. These changes require an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors. This will result in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. The adoption of these changes had no impact on the Consolidated Financial Statements.

On January 1, 2011, the Company adopted changes issued by the FASB to the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosures were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of these changes had no impact on the Consolidated Financial Statements.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

Note 2.	Inventories

Inventories, which consist primarily of purchased system parts, subassemblies and assembled systems, are stated at the lower of cost (determined using the first-in, first-out method) or market.

Inventories consist of the following:

	As of	As of
	June 30, 2011	December 31, 2010

Raw materials	$329,899	$555,899
Work-in-process	453,134	520,824
Finished goods	829,629	681,150

	$1,612,662	$1,757,873

Note 3.	Loss Per Share

Basic loss per share, which excludes dilution, is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, warrants or convertible debt, result in the issuance of common stock, which shares in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of convertible or exercisable securities in computing diluted earnings per share. The Company currently is in a loss position and does not calculate diluted earnings per share.

Note 4.	Related Party Transactions

U.M. AccelMed, Limited Partnership

As of June 30, 2011, U.M. AccelMed, Limited Partnership, an Israeli limited partnership (“AccelMed”) is our largest shareholder with 13,338,603 shares of our common stock or 44%. On June 24, 2009 AccelMed acquired 9,633,228 shares and a warrant to purchase up to 3,211,076 shares of our common stock for an aggregate purchase price of $3,999,972. The 1st installment warrant has an exercise price of $1.00 per share and expires on June 23, 2012. We recorded $3,552,599 of the aggregate purchase price of $3,999,972 to common stock, net of stock issuance costs and the remaining amount allocated to warrants. On May 26, 2010 the 2nd and final installment was completed, under which we issued to AccelMed 3,581,089 shares and a warrant to purchase up to 1,193,696 shares for an aggregate purchase price of $1,999,967. The 2nd installment warrant has an exercise price of $1.00 per share and expires on June 23, 2012. We recorded $1,346,326 of the aggregate purchase price of $1,999,967 to common stock, net of stock issuance costs and the remaining amount allocated to warrants. The remaining 124,286 shares of common stock were purchased from MediVision Medical Imaging Ltd. on January 6, 2010 at a purchase price of $0.70 per share.

The warrants issued to AccelMed include certain anti-dilution provisions which trigger if we issue or sell any equity securities or securities convertible into equity, options or rights to purchase equity securities at a per share selling price less than the exercise price, then the exercise price will be adjusted pursuant to a weighted-average formula. We record the fair value of the warrants issued to AccelMed on June 24, 2009 and May 26, 2010, in the balance sheet as a derivative financial liability. The fair values of these warrants are determined based on a lattice valuation model and changes in the fair value of the warrants are reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the total values of these warrants were $1,016,621 and $1,169,280, respectively.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

MediVision Medical Imaging Ltd.

As of June 30, 2011, MediVision Medical Imaging Ltd., an Israeli corporation (“MediVision”), is our second largest shareholder with 8,630,825 shares of our common stock, or 29%.

On October 21, 2009 we purchased substantially all the assets of MediVision (the “MediVision Asset Purchase”). At June 30, 2011, the carrying values of the assets acquired from MediVision were as follows: intangible assets related to customer relationships and goodwill were $377,112 and $807,000, respectively. During the three and six months ended June 30, 2011, the Company recognized revenue of $262,697 and $516,208 and net losses of $158,176 and $238,930, related to the business operations purchased in connection with the MediVision Asset Purchase. At June 30, 2011 the noncontrolling interest related to the business operations purchased from MediVision was $378,548.

Relationships

Gil Allon (our Chief Executive Officer), together with Noam Allon, President and Chief Executive Officer of MediVision, Gil Allon’s brother and a former director of OIS own 20.31% of MediVision’s ordinary shares. Ariel Shenhar (our Chief Financial Officer) owns 0.58% of MediVision’s ordinary shares.

CCS Pawlowski GmbH

CCS Pawlowski GmbH, a German corporation (“CCS”), was formerly a subsidiary of MediVision which owned 63% of CCS’ ownership interests. We acquired this ownership interest in connection with the MediVision Asset Purchase. After completion of the MediVision Asset Purchase all inter-company sales were eliminated upon consolidation.

MediStrategy, Ltd.

Effective January 1, 2010, OIS Global entered an agreement with MediStrategy Ltd., an Israeli company owned by Noam Allon (“MS”), for Mr. Allon’s consulting services. Under the agreement, MS will be compensated a monthly amount of approximately $18,000.

Note 5.	Share-based Compensation

At June 30, 2011, we have six active stock-based compensation plans (the “Plans”). Options granted under these plans generally have a term of ten years from the date of grant unless otherwise specified in the option agreement. The plans generally expire ten years from the inception of the plans. The majority of options granted under these agreements have a vesting period of three to four years. Incentive stock options under these plans are granted at fair market value on the date of grant and non-qualified stock options granted cannot be less than 85% of the fair market value on the date of grant.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

A summary of the changes in stock options outstanding under our equity-based compensation plans during the six months ended June 30, 2011 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Outstanding at January 1, 2011	3,774,557	$0.62	6.29	$868,148
Granted	647,000	$0.82	9.80	—
Exercised	—	—	—	—
Forfeited/Expired	(210,000)	$0.77	—	—

Outstanding at June 30, 2011	4,211,557	$0.64	6.34	$968,658

Exercisable at June 30, 2011	3,243,034	$0.59	2.80	$908,049

We use the Black-Scholes-Merton option valuation model to determine the fair value of stock-based compensation. The Black-Scholes-Merton model incorporates various assumptions including the expected term of awards, volatility of stock price, risk-free rates of return and dividend yield. The expected term of an award is generally no less than the option vesting period and is based on our historical experience. Expected volatility is based upon the historical volatility of our stock price. The risk-free interest rate is approximated using rates available on U.S. Treasury securities with a remaining term equal to the option’s expected life. We use a dividend yield of zero in the Black-Scholes-Merton option valuation model as we do not anticipate paying cash dividends in the foreseeable future.

As of June 30, 2011, we had $66,735 of unrecognized expenses related to non-vested stock-based compensation, which is expected to be recognized through 2014. The total fair value of options vested and the incremental expense for stock-based compensation during the three months ended June 30, 2011 and 2010 was $14,490 and $9,836, respectively. The total fair value of options vested and the incremental expense for stock-based compensation during the six months ended June 30, 2011 and 2010 was $28,298 and $18,795, respectively.

In calculating compensation related to stock option grants for the six and three months ended June 30, 2011, the fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted average assumptions: dividend yield none; expected volatility of 83%, risk-free interest rate of 3.19% and expected term of 10 years.

In connection with the 1st installment of the AccelMed private placement, we also issued to the placement agent, an option to purchase 123,500 shares of our common stock at an exercise price of $0.01 per share. This option expires on June 23, 2012. We recorded the fair value of the options using the Black-Scholes-Merton option valuation model, as a reduction to our common stock and an increase in additional paid-in-capital in the amount of $47,045.

In connection with the 2nd installment of the AccelMed private placement, we issued to the placement agent, an option to purchase 36,464 shares of our common stock at an exercise price of $0.01 per share. This option expires on May 26, 2013. We recorded the fair value of the options using the Black-Scholes-Merton option valuation model, as a reduction to our common stock and an increase in additional paid-in-capital in the amount of $18,491.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

Note 6.	Notes Payable

Notes payable at June 30, 2011 and December 31, 2010 consist of the following:

	June 30,	December 31,
	2011	2010

Convertible note	$684,345	$1,094,947
United Mizrahi Bank Loan	2,176,448	1,500,000
AccelMed Note	760,000
Intergamma Note	240,000
Other	219,336	224,675

Total	4,080,129	2,819,622
Less: current portion	2,454,443	1,518,099

Long-term portion	$1,625,686	$1,301,523

As of June 30, 2011, the Company’s long-term debt payment obligations for each of the next five years are:

Long Term Debt

2012	$864,274
2013	732,480
2014	372,591
2015	7,539
2016	—

$1,976,885

Convertible note

On October 29, 2007, we issued 6.5% convertible notes (the “Notes”), which are convertible into shares of our common stock and warrants (the “Warrants”), to The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. (together with The Tail Wind Fund Ltd., the “Holders”) to purchase an aggregate of 616,671 shares of our common stock at an exercise price of $1.87 per share. These warrants expire on December 10, 2012.

On June 24, 2009, we entered into an Extension Agreement (the “Extension Agreement”) by and between us and the Holders. Pursuant to the Extension Agreement, with respect to the Notes, the Holders agreed to extend the principal payments due thereon for 18 months, such that the first principal payment of $208,333 was due December 31, 2010. The extension called for principal payments of $229,167 to be due on April 30, 2011, June 30, 2011, August 30, 2011, and October 31, 2011, the maturity date of the Notes. As of June 30, 2011, $687,500 of principal is outstanding. As consideration for these extensions and waivers, we issued warrants (the “New Warrants”) to the Holders to purchase an aggregate of 500,000 shares of our common stock. These New Warrants have an exercise price of $1.00 per share and expire on June 24, 2012. Pursuant to certain anti-dilution provisions in the Notes and Warrants, which were triggered as a result of the sale of securities under the Purchase Agreement with AccelMed, the conversion and exercise prices changed from $1.64 to $1.06 per share for the Notes and $1.87 to $1.21 per share for the Warrants. Based on these changes, the Holders received an additional 371,157 and 333,686 shares of common stock under the Notes and Warrants, respectively. During the 1st quarter of 2010, the Holders converted an aggregate of $250,000 of the Convertible Notes principal balance into 219,780 shares of our common stock.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The anti-dilution provisions present in the conversion option of the Note, Warrants, and New Warrants, which trigger if we issue or sell any equity securities or securities convertible into equity, options or rights to purchase equity securities at a per share selling price less than the exercise price, then the exercise price will be adjusted pursuant to a weighted-average formula. The fair value of the conversion option of the Note has been recorded in the balance sheet as a derivative financial liability. The fair value of the conversion option of the Note is determined based on a lattice valuation model and changes in the fair value of the conversion option is reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the total value of the conversion option was $28,863 and $70,400, respectively. The fair value of the Warrants and New Warrants has been recorded in the balance sheet as derivative financial liabilities. The fair values of the Warrants and New Warrants are determined based on a lattice valuation model and changes in the fair value are reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the total value of the Warrants and New Warrants was $349,045 and $363,606, respectively.

United Mizrahi Bank Loan

On October 23, 2009, we entered into a Secured Debenture (the “Secured Debenture”) with United Mizrahi Bank. Under the Secured Debenture we agreed to assume MediVision’s loan under the Debenture in an amount of up to $1,500,000 (the “Loan Amount”). We also agreed to secure the Loan Amount by granting United Mizrahi Bank a security interest in all or substantially all of our assets. Under the Secured Debenture, United Mizrahi Bank may require the immediate payment of the entire Loan Amount upon certain events, which include among other things, our failure to make a payment on a due date or a breach or failure to perform its obligations pursuant to the Secured Debenture. Upon failure to make a payment, we must pay, within seven days, the amount demanded by United Mizrahi Bank. The Loan amount accrues interest at a rate equal to LIBOR, plus 4.75%. We must maintain a cash balance of at least $400,000 at United Mizrahi Bank as long as the loan remains outstanding. As the balance of the deposit is not legally restricted or held as a compensating balance against borrowings, it is not reported as restricted cash on the balance sheet as of the current reporting period. We are also subject to a debt covenant, whereby our cash plus accounts receivable must be at least 150% of the principal and interest outstanding under the loan.

On October 23, 2009, in connection with the assumption of the United Mizrahi loan, we issued to United Mizrahi Bank a warrant (the “Warrant”) to purchase 350,000 shares of our common stock at an exercise price of $1.00 which will expire upon the earlier of October 23, 2012 or twelve months following the completion of (1) a primary public offering of our common stock (a “Public Offering”) or (2) (a) the sale of all or substantially all of our assets or (b) the merger or consolidation of the Company with or into another entity, pursuant to which 50% of the Company’s outstanding common stock is held by person(s) who prior to the transaction held, in aggregate, less than 5% (together, a “Liquidity Event,” and together with a Public Offering, an “Exit Event”); provided however, if the underwriter in a Public Offering or the purchasing person(s) in a Liquidity Event require that all our outstanding warrants and options, including the Warrant be exercised prior to or part of the Public Offering or Liquidity Event, as applicable, then the Warrant will terminate, subject to certain notice requirements, upon completion of such transaction.

The exercise price is, subject to the happening of certain events, including, but not limited to, the payment of a stock dividend or a stock split. The Warrant also includes certain anti-dilution provisions if we issue or sell any equity securities or securities convertible into equity, options or rights to purchase equity securities at a per share selling price less than the exercise price, then the exercise price will be adjusted pursuant to a weighted-average formula. Upon or immediately prior to an Exit Transaction, United Mizrahi may elect to waive all or any portion of the rights under the Warrant for $225,000 (the “Alternative Payment”). If only a portion of the Warrant is waived or if the Warrant was partially exercised prior to the Exit Event, the Alternative Payment will be reduced proportionately. We record the fair value of the Warrant, using a lattice valuation model, in the balance sheet as a derivative liability financial instrument. Changes in the fair value of

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

the Warrant are reported in earnings each reporting period. As of June 30, 2011, and December 31, 2010, the fair value of the warrants was $94,955 and $95,130, respectively.

On March 3, 2011, the Company, entered into a Refinance Agreement (the “Refinance Agreement”) by and between the Company and United Mizrahi Bank. Pursuant to the terms of the Refinance Agreement, United Mizrahi Bank agreed to increase the Loan Amount from $1,500,000 to $2,250,000 and defer principal payments due thereon for 6 months, such that the first principal payment of $62,500 is due on July 1, 2011. Thereafter principal payments of $62,500 will be due each month until maturity of the debt in June 2014. In consideration for the refinance of the note, the Company issued warrants to Mizrahi Tefahot Bank Ltd. to purchase an aggregate of 215,000 shares of the Company’s common stock (the “Refinance Warrants”). The Refinance Warrants have an exercise price of $1.00 per share and expire on March 3, 2014. Upon exercise of the Refinance Warrants, the Company will deliver the shares via physical settlement at the election of the United Mizrahi Bank. We recorded the Refinance Warrants in the balance sheet as an equity instrument. The Refinance Warrants do not meet the definition of derivative instruments in accordance with ASC 815. The Warrants were measured at fair value on the date of the transaction, March 3, 2011, and recorded within Additional paid-in-capital, a component of Ophthalmic Imaging Systems’ stockholders’ equity. The $73,552 value ascribed to the Refinance Warrants was estimated on March 3, 2011 using a lattice valuation model with the following assumptions: risk-free interest rate of 1.18%; expected life 3 years, expected volatility 83% and an expected dividend yield of 0.0%. The Company treated the Refinance Agreement as a debt modification as the terms of the Refinance Agreement were not substantively different than the original agreement. In accordance with ASC 470, the Company recorded interest expense based on a new effective interest rate which was determined based on the carrying amount of the instrument.

Note 7.	The following are the methods and assumptions we used to estimate the fair value of our financial instruments:

Cash and cash equivalents

Due to their short term nature, carrying amount approximates fair value

Accounts receivable

Due to their short term nature, carrying amount approximates fair value

Trade accounts payable

Due to their short term nature, carrying amount approximates fair value

Long-term debt

Due to the short term nature of the current portion of long-term debt, the carrying amount approximates fair value. The noncurrent portion of long-term debt approximates fair value because of the variable rate terms of these instruments.

Derivative Liability Financial Instruments

Our financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. A market or observable input is the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair-value-measurement hierarchy are as follows:

•	Level 1 — inputs represent quoted prices in active markets for identical assets or liabilities (for example exchange-traded commodity derivatives).

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated inputs).

•	Level 3 — inputs that are not observable from objective sources, such as the Company’s internally developed assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in a company’s internally developed present value of future cash flows model that underlies the fair-value measurement).

In determining fair value, we utilize observable market data when available, or models that incorporate observable market data. In addition to market information, we incorporate transaction-specific details that, in management’s judgment, market participants would take into account when measuring fair value.

In arriving at fair-value estimates, we utilize the most observable inputs available for the valuation technique employed. If a fair-value measurement reflects inputs at multiple levels within the hierarchy, the fair-value measurement characterized based upon the lowest level of input that is significant to the fair-value measurement. For us, recurring fair-value measurements are performed for warrant liabilities and embedded conversion option liabilities related to notes payable.

All derivative liability financial instruments are recognized in the balance sheet at their fair value. Changes in the fair values of derivative liability financial instruments are reported in earnings. We do not hold any derivative liability financial instruments that reduce risk associated with hedging exposure and we have not designated any of our derivative liability financial instruments as hedge instruments.

The Company has no items valued using Level 1 and Level 2 inputs. The following table sets forth the fair value hierarchy of the Company’s financial liabilities that were accounted for at fair value on a recurring basis as of June 30, 2011 and December 31, 2010. No asset financial instruments were recorded at fair value on a recurring basis at June 30, 2011 and December 31, 2010.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes the valuation of our financial liabilities by the fair value hierarchy at June 30, 2011 and December 31, 2010:

	June 30, 2011
	Total	Level 1	Level 2	Level 3

Liabilities at Fair Value:
Loan conversion option
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	$28,863	—	—	$28,863
Warrants
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	349,045	—	—	349,045
United Mizrahi Bank	94,955	—	—	94,955
AccelMed	1,016,621	—	—	1,016,621

Total	$1,489,484	—	—	$1,489,484

	December 31, 2010
	Total	Level 1	Level 2	Level 3

Liabilities at Fair Value:
Loan conversion option
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	$70,400	—	—	$70,400
Warrants
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	363,606	—	—	363,606
United Mizrahi Bank	95,130	—	—	95,130
AccelMed	1,169,280	—	—	1,169,280

Total	$1,698,416	—	—	$1,698,416

The Company utilizes inputs that are not observable from objective sources, such as the Company’s internally developed assumptions. The Company uses market data or assumptions that market participants would use in pricing its instruments. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy. The Company uses an income approach to value its convertible debt and warrant derivative liability financial instruments. These instruments are valued using a lattice valuation model using market information as of the reporting date such as prevailing interest rates, the Company’s stock price volatility, and expected term.

The embedded conversion option listed above was issued in connection with a convertible note issued to The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. (together with The Tail Wind Fund Ltd., the “Holders”). The warrants listed above issued to the Holders were issued on October 27, 2007 and June 24, 2009 (See Note 6). The warrants issued to United Mizrahi Bank listed above were issued on October 26, 2009 (See Note 6). The warrants issued to U.M. AccelMed, Limited Partnership, an Israeli limited partnership (“AccelMed”) listed above were issued to on June 24, 2009 and May 26, 2010 (See Note 4).

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes current derivative liability financial instruments.

	June 30, 2011
	Cost	Fair Value	Carrying Value

Current Liabilities at fair value:
Loan conversion option
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	$34,631	$28,863	$28,863
Warrants
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	83,929	349,045	349,045
United Mizrahi Bank	40,139	94,955	94,955
AccelMed	813,471	1,016,621	1,016,621

Total current	$972,170	$1,489,484	$1,489,484

	December 31, 2010
	Cost	Fair Value	Carrying Value

Current Liabilities at fair value:
Loan conversion option
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	$34,631	$70,400	$70,400
Warrants
The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc.	83,929	363,606	363,606
United Mizrahi Bank	40,139	95,130	95,130
AccelMed	813,471	1,169,280	1,169,280

Total current	$972,170	$1,698,416	$1,698,416

The activity relating to derivative liability financial instruments valued on a recurring basis utilizing Level 3 inputs for the three and six months ended June 30, 2011 is summarized below:

	Conversion Option	Conversion Option
	Three Months Ended	Six Months Ended
	June 30, 2011	June 30, 2011
	The Tail Wind Fund Ltd.	The Tail Wind Fund Ltd.
	and Solomon Strategic	and Solomon Strategic
	Holdings, Inc.	Holdings, Inc.

Beginning Balance	$39,478	$70,400
Conversion	—	—
Other adjustments	—	—
Valuation Adjustment	(10,615)	(41,537)
Purchases, sales, issuances, and settlements	—	—
Transfers into and (or) out of Level 3	—	—

Ending Balance	$28,863	$28,863

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

	Warrants
	Three Months Ended June 30, 2011
	The Tail Wind Fund
	Ltd. and Solomon		United Mizrahi
	Strategic Holdings	AccelMed	Bank

Beginning Balance	$316,044	$928,085	$85,575
Conversion	—	—	—
Other adjustments	—	—	—
Valuation Adjustment	(33,001)	(88,536)	(9,380)
Purchases, sales, issuances, and settlements	—	—	—
Transfers into and (or) out of Level 3	—	—	—

Ending Balance	$349,045	$1,016,621	$94,955

Note 8.

	Warrants
	Six Months Ended June 30, 2011
	The Tail Wind Fund
	Ltd. and Solomon		United Mizrahi
	Strategic Holdings	AccelMed	Bank

Beginning Balance	$363,606	$1,169,280	$95,130
Conversion	—	—	—
Other adjustments	—	—	—
Valuation Adjustment	(14,561)	(152,659)	(175)
Purchases, sales, issuances, and settlements	—	—	—
Transfers into and (or) out of Level 3	—	—	—

Ending Balance	$349,045	$1,016,621	$94,955

We recorded a gain of $141,532 and a gain of $664,729 as a result of the changes in fair value of derivative liability financial instruments during the three months ended June 30, 2011 and 2010, respectively.

We recorded a gain of $208,932 and a (loss) of $(103,876) as a result of the changes in fair value of derivative liability financial instruments during the six months ended June 30, 2011 and 2010, respectively.

There were no purchases, sales, issuances, or settlements of Level 3 financial instruments. Additionally, there were no transfers of financial instruments into or out of Level 3.

Warranty Obligations

We generally offer a one-year warranty to our customers. Our warranty requires us to repair or replace defective products during the warranty period. At the time product revenue is recognized, we record a liability for estimated costs that may be incurred under our warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. The amount of warranty liability accrued reflects our best estimate of the expected future cost of honoring our obligations under the warranty plans. We periodically assess the adequacy of our recorded warranty liability and adjust the balance as necessary.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The following provides a reconciliation of changes in our warranty reserve:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Warranty balance at beginning of period	$183,138	$132,950	$172,725	$90,000
Reductions for warranty services provided	(28,125)	(29,850)	(35,425)	(39,200)
Changes for accruals in current period	83,515	82,000	142,422	156,800

Changes in the accrual for warranties existing at the beginning of the current period	(41,194)	22,500	(82,388)	(45,000)

Warranty balance at end of period	$197,334	$162,600	$197,334	$162,600

Note 9.	Segment Reporting

Our business consists of two operating segments: OIS and Abraxas, our wholly-owned subsidiary. Our management reviews Abraxas’ results of operations separately from that of OIS. Our operating results for Abraxas exclude income taxes. The provision for income taxes is calculated on a consolidated basis, and accordingly, is not presented by segment. It is excluded from the measure of segment profitability as reviewed by our management. CCS does not meet the materiality requirements for segment reporting and accordingly, CCS’ financial information is reported as “Other” in the table within this note below.

We evaluate our reporting segments in accordance with FASB Accounting Standards Codification Topic 280, Segment Reporting (“Topic 280”). Our Chief Financial Officer (“CFO”) has been determined to be the Chief Operating Decision Maker as defined by Topic 280. The CFO allocates resources to Abraxas based on its business prospects, competitive factors, net sales and operating results.

All significant intercompany balances and transactions have been eliminated in consolidation.

Ophthalmic Imaging Systems

Notes to Condensed Consolidated Financial Statements — (Continued)

The following presents our financial information by segment for the three and six months ended June 30, 2011 and 2010:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Statement of Income:	2011	2010	2011	2010

Net sales:
OIS	$3,368,458	$3,680,200	$6,298,245	$6,895,925
Abraxas	821,397	827,996	1,181,437	1,594,561
Other	220,692	251,932	394,805	402,957

Total	$4,410,547	$4,760,128	$7,874,487	$8,893,443

Gross profit:
OIS	$1,724,336	$2,398,516	$3,260,807	$4,311,130
Abraxas	382,963	340,563	147,646	611,205
Other	65,298	107,101	156,239	190,407

Total	$2,172,598	$2,846,180	$3,564,694	$5,112,742

Operating Loss:
OIS	$(736,411)	$62,123	$(1,387,251)	$(100,037)
Abraxas	(647,574)	(443,952)	(1,774,047)	(901,294)
Other	(67,456)	4,052	(83,164)	(15,555)

Total	$(1,451,441)	$(377,777)	$(3,244,462)	$(1,016,886)

Net loss (consolidated):	$(1,658,972)	$177,584	$(3,210,922)	$(1,328,630)